Exhibit 3.1

AMERICAN COMMUNITY PROPERTIES TRUST

AMENDMENT TO BYLAWS

Effective January 1, 2002, Article III (Trustees), Section 10 of the Bylaws of American Community Properties Trust is amended in its entirety to read as follows:

Section 10. Compensation. Trustees that are not employees of the Trust or any of its affiliates shall receive fees of $6,500 per quarter and $1,400 per meeting attended. Trustees may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Trustees or of any committee thereof, and for their expenses, if any, in connection with each property visit and any other service or activity performed or engaged in as Trustees, but nothing herein contained shall be construed to preclude any Trustees from serving the Trust in any other capacity and receiving compensation therefor. Trustees are eligible to participate in any share incentive plan adopted for such purpose by the Trust.